UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Closing of Initial Public Offering
On May 9, 2025, Aspen Insurance Holdings Limited (“Aspen”) issued a press release announcing the closing of its upsized initial public offering (the “IPO”) of 13,250,000 of its Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), at a price to the public of $30.00 per Class A Ordinary Share. The Class A Ordinary Shares were sold by certain entities managed by affiliates of Apollo Global Management, Inc. (the “selling shareholders”). In connection with the offering, the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,987,500 Class A Ordinary Shares. The Class A Ordinary Shares began trading under the ticker symbol “AHL” on the New York Stock Exchange on May 8, 2025. The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.
Termination of Management Consulting Agreement
In connection with the completion of the IPO, the Management Consulting Agreement, dated as of March 27, 2019 (the “Management Consulting Agreement”), by and between Aspen and Apollo Management Holdings, L.P. (“Apollo Management”), was terminated effective as of the closing of the IPO. As a result, no management consulting fees will accrue or be payable to Apollo Management under the Management Consulting Agreement for periods subsequent to the closing of the IPO.
The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
EXHIBIT INDEX

Exhibit

99.1	Press Release - Aspen Announces Closing of Upsized Initial Public Offering, dated May 9, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: May 9, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer